

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Tammy Brandt
Chief Legal Officer
FaZe Holdings Inc.
720 N. Cahuenga Blvd.
Los Angeles, California 90038

> **Re: FaZe Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2022**
> **File No. 333-266435**

Dear Ms. Brandt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 1, 2022

Cover Page

1. Please disclose the price per share that the Sponsor and its affiliate, B. Riley Principal Investments, LLC, paid for the shares purchased in the PIPE Investment, and revise to clarify the total amount and price per share that third-party PIPE investors paid at closing. Additionally, with respect to the securities being registered for resale that underlie the Private Placement Units, please disclose the price paid for the Private Placement Units issued at the time of B. Riley Principal 150 Merger Corp.'s IPO. Last, for the shares being registered for resale that are held by the pre-Business Combination securityholders of FaZe, also disclose the price paid for such securities.

2. We note your disclosure that "[a]pproximately 66% of the total shares of Common Stock outstanding as of July 19, 2022 are being registered for resale under this prospectus," as

well as your disclosure on page 90 that "[t]he shares of Common Stock offered for resale by the Selling Holders in this prospectus represents approximately 97% percent of our Common Stock outstanding as of July 19, 2022." Please revise to reconcile your disclosure here, and in doing so, please ensure that you also disclose the amount of shares being registered as a percentage of your total public float. In this regard, we note your disclosure on page 44 that 15,883,395 public shares, or 92% of your public shares, were redeemed in connection with your business combination, thereby indicating that the shares being registered will constitute a considerable percentage of your public float and that the related sales of such shares could significantly impact your public trading price.

3.   We note your disclosure that "[d]espite such a decline in price, our Sponsor and the FaZe securityholders may still experience a positive rate of return on the shares purchased by them due to the lower price per share at which its shares were purchased." Please disclose here the price at which the public securityholders acquired their shares and warrants, as you discuss on page 35, and also disclose here that public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Additionally, please disclose the potential profit that such selling securityholders will earn based on the current trading price. Lastly, please make conforming changes in your risk factor entitled "The sale of all of the securities registered for resale hereunder . . . " on page 34, and expand such risk factor discussion to also (i) disclose the price paid for the securities held by the pre-closing securityholders of Faze, and (ii) to the extent applicable, highlight that such private securityholders may have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 89

4.   We note your disclosure on the cover page that "[f]or so long as the warrants remain "out-of-the money," we do not expect warrantholders to exercise their Warrants and, therefore, we do not expect to receive cash proceeds from any such exercise." As applicable, please describe how this impacts your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

5.   We note your disclosure that you "may need additional cash due to changing business conditions or other developments." Please discuss the effect of this offering on the company's ability to raise additional capital, including the impact of potential negative pressure on the price of your common stock and warrants as a result of the proposed resale.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Kaufmann Belkhayat